Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED DIVIDEND REQUIREMENTS

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(dollars in millions)
EARNINGS:
Net income	$105.1	$113.7	$114.9	$80.9	$73.5
Income taxes	60.9	66.3	65.8	44.7	41.2

Income before income taxes	166.0	180.0	180.7	125.6	114.7

Fixed charges as defined	73.9	56.6	47.7	49.2	51.6

Adjustment for undistributed equity earnings	(1.6)	(4.5)	(6.7)	(3.8)	(7.1)

Total earnings as defined	$238.3	$232.1	$221.7	$171.0	$159.2

FIXED CHARGES :
Interest expense	$40.4	$33.5	$37.9	$40.2	$43.5
Estimated interest component of rent expense	33.5	23.1	9.8	9.0	8.1

Total fixed charges as defined	$73.9	$56.6	$47.7	$49.2	$51.6

Ratio of Earnings to Fixed Charges (Unaudited)	3.22	4.10	4.65	3.48	3.09

Preferred dividend requirements (pre-tax basis) *	$5.2	$5.2	$5.2	$5.1	$5.1

Fixed charges and preferred dividend requirements	$79.1	$61.8	$52.9	$54.3	$56.7

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements (Unaudited)	3.01	3.76	4.19	3.15	2.81

* Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the annual effective income tax rate.